Sykes Financial Services, LLC

Supplemental Information
Schedule II

Information Relating to Exemptive Provision
Requirements Under SEC Rule 15c-3
as of December 31, 2017

Computation for Determination of Reserve Requirements under Rule 15c3-3

The Company qualifies for and claims exemption under subparagraph (k)(1) of the rule, as its business is limited to selling mutual funds on an application basis and/or selling variable life or annuities.

Information Relating to Possession and Control Requirements under Rule 15c3-3

The Company qualifies for and claims exemption under subparagraph (k)(1) of the rule, as its business is limited to selling mutual funds on an application basis and/or selling variable life or annuities.

Sykes Financial Services LLC

Member FINRA

William R. Sykes
President

213 N Market St, Ste 202
Washington, NC 27889

Tel: (570) 839-7776
wrsykes@suddenlink.net

January 12, 2018

Ohab and Company, P.A.
100 East Sybelia Ave, Ste 130
Maitland, FL 32751

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2017

Dear Ohab and Company, P.A.

Please be advised that Sykes Financial Services, LLC has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2017 through December 31, 2017. Sykes Financial Services, LLC did not hold customer securities or funds at any time during this period and does business in mutual funds and variable annuities only.

William R. Sykes, the president of Sykes Financial Services, LLC has made available to Ohab and Company, P.A. all records and information including all communications from regulatory agencies received through the date of this review December 31, 2017.

William R. Sykes has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Sykes Financial Services, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (570) 839-7776.

Very truly yours,

Sykes Financial Services, LLC

William R. Sykes
President